UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Qwest Communications International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74912110

(CUSIP Number)

Cannon Y. Harvey
President	Charles D. Maguire, Jr., Esq.
The Anschutz Corporation	Holme Roberts & Owen LLP
555 Seventeenth Street, Suite 2400	1700 Lincoln, Suite 4100
Denver, CO 80202	Denver, CO 80203
(303) 298-1000	(303) 861-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74912110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Anschutz Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 204,551

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 204,551

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,551

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74912110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Philip F. Anschutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 204,551

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 204,551

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,551

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D further amends Items 4, 5, 6 and 7 of the Schedule 13D (the “Schedule 13D”) filed by the Philip F. Anschutz (“Anschutz”) and Anschutz Company, a Delaware corporation (“AC” and, together with Anschutz, the “Reporting Persons”), on June 2, 2000, which relates to shares of common stock, $0.01 par value (the “Common Stock”), of Qwest Communications International Inc. (the “Company”), as amended by Amendment No. 1, which was filed on May 11, 2001, as further amended by Amendment No. 2, which was filed on March 13, 2003, as further amended by Amendment No. 3, which was filed on October 20, 2003, and as further amended by Amendment No. 4, which was filed on November 10, 2009.

Item 4.	Purpose of Transaction

The information previously furnished in response to this Item 4 is amended to add the following:

On November 12, 2009, AC entered into a series of letter agreements (the “Letter Agreements”) with Credit Suisse Capital LLC (the “Purchaser”) which resulted in the early settlement of several forward sale contracts entered into by AC and the Purchaser between 2001 and 2007, along with the termination of share loan agreements entered into by AC and the Purchaser in 2002.

The Letter Agreements covered the early settlements of the following prepaid forward sale contracts:

1.              A forward sale contract (the “October Contract”) that was entered into on October 10, 2006 that related to an aggregate of 80,000,000 shares of Common Stock was settled by delivery to the Purchaser of an aggregate of 63,747,227 shares of Common Stock. The October Contract provided that AC would deliver to the Purchaser on each of five settlement dates a number of shares of Common Stock as determined in the October Contract.  The first settlement date under the October Contract occurred on September 21, 2009, and 16,000,000 shares were delivered to the Purchaser at that time.  In consideration for entering into the October Contract, AC received an aggregate prepayment amount of approximately $562,400,000.  In addition, AC was entitled to retain the first 25% of price appreciation in the Common Stock above $8.14 per share.  AC originally pledged 80,000,000 shares of Common Stock (64,000,000 shares after the September 21, 2009 settlement) to secure its obligations under the October Contract.  In connection with the early settlement of the October Contract, AC delivered an aggregate of 63,747,227 of the shares pledged and retained an aggregate of 252,773 of the shares pledged.

2.              A forward sale contract (the “July Contract”) that was entered into on July 10, 2006 that related to an aggregate of 45,000,000 shares of Common Stock was settled by delivery to the Purchaser of an aggregate of 36,444,278 shares of Common Stock. The July Contract provided that AC would deliver to the Purchaser on each of three settlement dates a number of shares of Common Stock as determined in the July Contract.  The first settlement date under the July Contract occurred on October 7, 2009, and 8,330,000 shares were delivered to the Purchaser.  In consideration for entering into the July Contract, AC received an aggregate prepayment amount of approximately $214,814,665.  In addition, AC was entitled to retain the first 40% of price appreciation in the Common Stock above $8.0939 per share.  AC originally pledged 45,000,000 shares of Common Stock (36,670,000 shares after the October 7, 2009 settlement) to secure its obligations under the July Contract.  In connection with the early settlement of the July Contract, AC delivered an aggregate of 36,444,278 of the shares pledged and retained an aggregate of 225,722 of the shares pledged.

3.              A forward sale contract (the “November Contract”) that was entered into on November 16, 2006 that related to an aggregate of 25,000,000 shares of Common Stock was settled by delivery to the Purchaser of an aggregate of 24,761,751 shares of Common Stock. The November Contract provided that AC would deliver to the Purchaser on each of two settlement dates a number of shares of Common Stock as determined in the November Contract.  In consideration for entering into the November Contract, AC received an aggregate prepayment amount of approximately $169,773,045.  In addition, AC was entitled to retain the first 25% of price appreciation in the Common Stock above $7.9912 per share.  AC pledged 25,000,000 shares of Common Stock to secure its obligations under the November Contract.  In connection with the early settlement of the November Contract, AC delivered an aggregate of 24,761,751 of the shares pledged and retained an aggregate of 238,249 of the shares pledged.

4.              Forward sale contracts (the “January Contracts”) that were entered into on January 10, 2007 that related to an aggregate of 43,000,000 shares of Common Stock was settled by delivery to the Purchaser of an aggregate of 42,372,421 shares of Common Stock. The January Contracts provided that AC would deliver to the Purchaser on each of three settlement dates a number of shares of Common Stock as determined in the January Contracts.  In consideration for entering into the January Contracts, AC received an aggregate prepayment amount of approximately $297,277,300.  In addition, AC was entitled to retain the first 25% of price appreciation in the Common Stock above $8.10 per share.  AC pledged 43,000,000 shares of Common Stock to secure its obligations under the January Contracts.  In connection with the early settlement of the January Contracts, AC delivered an aggregate of 42,372,421 of the shares pledged and retained an aggregate of 627,579 of the shares pledged.

5.              A forward sale contract (the “February Contract”) that was entered into on February 27, 2007 that related to an aggregate of 20,633,000 shares of Common Stock was settled by delivery to the Purchaser of an aggregate of 20,280,487 shares of Common Stock. The February Contract provided that AC would deliver to the Purchaser on the dates specified in the February Contract a number of shares of Common Stock as determined in the February Contract.  In consideration for entering into the February Contract, AC received an aggregate prepayment amount of approximately $150,500,000.  In addition, AC was entitled to retain the first 25% of price appreciation in the Common Stock above $8.5705 per share.  In connection with the early settlement of the February Contract, AC delivered 20,280,487 shares and retained 352,513 shares.

6.              Forward sale contracts (i) entered into on May 2, 2001 (the “May 2 Contract”) that related to an aggregate of 3,736,000 shares of Common Stock and (ii) entered into on May 16, 2001 (the “May 16 Contract”) that related to an aggregate of 2,339,000 shares of Common Stock were settled by delivery to the Purchaser of an aggregate of 5,970,449 shares of Common Stock. Each of the May 2 Contract and the May 16 Contract provided that AC would deliver to the Purchaser in May 2011 a number of shares of Common Stock as determined in the May 2 Contract or the May 16 Contract, as applicable.  In consideration for entering into the May 2 Contract, AC received an aggregate prepayment amount of approximately $110,362,774.  AC pledged 3,736,000 shares of Common Stock to secure its obligations under the May 2 Contract.  In consideration for entering into the May 16 Contract, AC received an aggregate prepayment amount of approximately $69,027,478.  AC pledged 2,339,000 shares of Common Stock to secure its obligations under the May 16 Contract. In connection with the early settlement of the May 2 Contract and the May 16 Contract, AC delivered an aggregate of 5,970,449 of the shares pledged and retained an aggregate of 104,551 of the shares pledged.  After entering into these forward sales contracts, AC entered into separate securities lending agreements under which the Purchaser borrowed shares pledged to secure the forward sale contracts, subject to the ability of AC to terminate any loan of such shares at any time. In connection with the early termination of the forward sales contracts, AC also terminated all the loans of such shares.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is amended to read as follows:

Reporting Persons

As of the date of this Amendment No. 5, and after giving effect to the transactions described in Item 4 and this Item 5 of this Amendment No. 5, AC is the direct beneficial owner of 204,551 shares of Common Stock.  Anschutz may be deemed to be the indirect beneficial owner of the shares of Common Stock directly owned by

AC.

AC:
(a)	Amount beneficially owned:		204,551
(b)	Percent of Class:		Less than 1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	204,551
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	204,551

Anschutz:
(a)	Amount beneficially owned:		204,551
(b)	Percent of class:		Less than 1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	204,551
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	204,551

Control Persons

As of the date of this Amendment No. 5, Scott T. Carpenter beneficially owns 4,246 shares of Common Stock.

Other than as noted above, none of the Control Persons beneficially own shares of Common Stock.

Transactions Within Past 60 Days

In addition to the dispositions of shares pursuant to the settlements of the forward sale contracts described in Item 4, AC has effected the following transaction in the Common Stock in the previous 60 days:

Settlement of Forward Sale Contract.  On October 21, 2009, AC settled a forward sale contract (the “June Contract”) that was entered into on June 21, 2006 with the Purchaser that related to an aggregate of 10,000,000 shares of common stock by delivery to the Purchaser of 10,000,000 shares of common stock. The June Contract provided that AC would deliver to the Purchaser on one settlement cycle following October 16, 2009 (the “Settlement Date”) a number of shares of common stock equal to (i) the applicable Base Amount (as hereinafter defined), and (ii) the applicable Exchange Rate, which will be determined as follows:

(a) If the volume weighted average price (the “Settlement Price”) of the common stock on the five trading days ending on October 16, 2009 is less than or equal to $7.5970 (the “Forward Floor Price”), the Exchange Rate will be one; (b) if the Settlement Price is greater than the Forward Floor Price but less than or equal to $10.6358 (the “Forward Cap Price”), the Exchange Rate will be equal to the Forward Floor Price divided by the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, the Exchange Rate will be equal to the Adjusted Forward Floor Price (as hereinafter defined) divided by the Settlement Price. The Adjusted Forward Floor Price will be equal to the Forward Floor Price plus the Settlement Price minus the Forward Cap Price.

In consideration for entering into the June Contract, AC received an aggregate prepayment amount of approximately $62,295,400.  In the event of the payment of dividends (whether cash or in-kind), stock splits, reverse stock splits, spinoffs, mergers or similar events affecting the common stock, the Base Amounts and one or more of the Settlement Price, Forward Floor Price and Forward Cap Price were subject to adjustment depending on the nature of the transaction.

AC pledged 10,000,000 shares of common stock (the “Pledged Shares”) to secure its obligations under the June Contract.  On October 16, 2009 (the Valuation Date), the Settlement Price was $3.7204.  AC transferred to the Purchaser 10,000,000 of the Pledged Shares by the Settlement Date.

Open Market Sales.  AC has also sold additional shares of Common Stock in open market transactions on the New York Stock Exchange as follows:

Date	Number of Shares Sold	Sale Price
11/13	400,000	$3.7707
11/16	200,000	$3.7721
11/18	300,000	$3.8010
11/19	300,000	$3.6692
11/20	396,836	$3.7476

Except as set forth in the Schedule 13D, as amended to date through and including this Amendment No. 5, none of the Reporting Persons or the Control Persons has effected any transaction in the Common Stock in the previous 60 days.

Beneficial Ownership Below Five Percent

On November 12, 2009, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously furnished with respect to this item is hereby amended to add the following:

On November 12, 2009, AC and the Purchaser entered into the following Letter Agreements with respect to the Common Stock of the Company:

1.              A letter agreement with respect to the early settlement of the October Contract, the July Contract, the November Contract, the January Contracts and the February Contract;

2.              A letter agreement with respect to the early settlement of the May 2 Contract and the May 16 Contract; and

3.              A letter agreement with respect to the termination of share lending agreements between AC and the Purchaser.

The terms of the early settlements of the forward sale contracts are discussed further in Item 4.

Item 7.	Material to be Filed as Exhibits

The information previously furnished in response to this item is amended by adding references to the following new exhibits being filed with this Amendment No. 4:

Exhibit R.	Letter Agreement dated as of November 12, 2009, by and between Anschutz Company and Credit Suisse Capital LLC.

Exhibit S.	Letter Agreement dated as of November 12, 2009, by and between Anschutz Company and Credit Suisse Capital LLC.

Exhibit T	Letter Agreement dated as of November 12, 2009, by and between Anschutz Company and Credit Suisse Capital LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2009	ANSCHUTZ COMPANY
By: Philip F. Anschutz, Chairman

	By:	/s/ Robert M. Swysgood
Robert M. Swysgood, Attorney-in-fact

Date: November 20, 2009	PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood
Robert M. Swysgood, Attorney in fact

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit R.	Letter Agreement dated as of November 12, 2009, by and between Anschutz Company and Credit Suisse Capital LLC.

Exhibit S.	Letter Agreement dated as of November 12, 2009, by and between Anschutz Company and Credit Suisse Capital LLC.

Exhibit T	Letter Agreement dated as of November 12, 2009, by and between Anschutz Company and Credit Suisse Capital LLC.

Exhibit R

To:	Credit Suisse Capital LLC Eleven Madison Avenue New York, NY 10010
From:	Anschutz Company 555 17th Street Suite 2400 Denver, CO 80202

Re:	Early Settlement of Share Forward Sale Transactions

Date:	November 12, 2009

Dear Sir or Madam,

The purpose of this letter agreement (this “Agreement”) is to confirm the terms and conditions upon which we have agreed to the early settlement of the share forward sale transactions in respect of the common stock, par value USD 0.01, of Qwest Communications International Inc. set forth in Schedule 1 attached hereto (each a “Transaction” and together the “Transactions”).  Capitalized terms used but not defined herein will have the meanings ascribed to them in the letter agreement evidencing each Transaction (each a “Confirmation”).

In consideration of the mutual promises, covenants and undertakings contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned parties to this Agreement hereby agree as follows:

1.             Early Settlement of Transactions.  Notwithstanding anything to the contrary in any Confirmation, the provisions set forth in Section 2 of each Confirmation under “Settlement Terms” shall apply as follows:

(a)           the Settlement Method shall be Physical Settlement;

(b)           the delivery required by Section 9.2 of the 2002 Definitions (as amended by the Confirmation) will be satisfied in whole by delivery from the related Custodial Account to the account of Dealer set forth below of the number of Shares set forth in Schedule 1 under the caption “Settlement Shares” (such number of Shares, with respect to each Transaction, the “Settlement Shares” for such Transaction );

(c)           the Settlement Date shall be November 12, 2009.

Account for delivery of Settlement Shares:

Credit Suisse Securities (USA) LLC

DTC: 355

A/c  # 2HRY60

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Acct:  CS Capital LLC Collateral Mgmt Account

Effective upon delivery of the Settlement Shares, each party shall be released and discharged from all duties, claims and obligations of such party under the corresponding Transaction, and its rights thereunder cancelled; provided, that such release shall not affect any rights, duties or obligations of either party with respect to payments or other obligations due and payable or due to be performed on or prior to the date hereof under the terms of the Transactions.

2.             Release of Collateral.  Effective upon delivery of the Settlement Shares, any Collateral remaining under the corresponding Transaction after giving effect to such delivery shall be immediately and fully released and discharged from the security interest in such Collateral created under the relevant Confirmation and shall be returned to Counterparty in accordance with such instructions as Counterparty may give to Custodian. Dealer shall cooperate with Counterparty to give such instructions to Custodian as may be necessary to give effect to the provisions of this Agreement.

3.             Representations.  Each party hereto hereby represents and warrants that its signature to this Agreement has been duly authorized by all necessary corporate action on its part and that the officer or other agent executing this Agreement on its behalf has the authority to execute the same and to bind it to the terms and conditions of this Agreement. Each party hereby makes the representations set forth in Section 3(a) of the ISDA Form (as defined in the Confirmations) as of the date hereof with each reference in such representations to “this Agreement” being deemed to refer to this Agreement.

4.             Governing Law.  This Agreement shall be governed by and construed in accordance with the substantive law of the State of New York, without reference to its choice of law doctrine.

5.             Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior discussions, agreements, and understandings of the parties with respect to such subject matter.  This Agreement shall not be amended, supplemented, changed, rescinded or modified, nor can any provision hereof be waived or terminated except by a written instrument signed by the parties.

6.             Counterparts.  This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original instrument and all such counterparts together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized and empowered representatives on the date stated above.

ANSCHUTZ COMPANY		CREDIT SUISSE CAPITAL LLC

By:	/s/ Scott T. Carpenter	By:	/s/ Shui Wong
	Name: Scott T. Carpenter		Name: Shui Wong
	Title: Vice President		Title: Authorized Signatory

		By:	/s/ Marisa Scauzillo
Name: Marisa Scauzillo
Title: Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

as Agent

		By:	/s/ Shui Wong
Name: Shui Wong
Title: Vice President

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Schedule 1

	CS Reference No.	CS Deal ID	Number of Shares	Trade Date	Maturity	Retained Shares	Settlement Shares
Transaction No. 1	7017776	Q03J	16,000,000	10/10/2006	11/16/2009	0	16,000,000
Transaction No. 2	7017779	Q03K	16,000,000	10/10/2006	12/16/2009	57,223	15,942,777
Transaction No. 3	7016734	Q03F	18,330,000	7/10/2006	1/4/2010	67,492	18,262,508
Transaction No. 4	7017775	Q03L	16,000,000	10/10/2006	2/2/2010	77,583	15,922,417
Transaction No. 5	7017774	Q03M	16,000,000	10/10/2006	3/3/2010	117,967	15,882,033
Transaction No. 6	7018136	Q03R	15,000,000	11/16/2006	4/16/2010	116,989	14,883,011
Transaction No. 7	7016736	Q03G	18,340,000	7/10/2006	5/3/2010	158,230	18,181,770
Transaction No. 8	7018138	Q03S	10,000,000	11/16/2006	6/16/2010	121,260	9,878,740
Transaction No. 9	53181690	Q03T	6,000,000	1/10/2007	6/16/2010	73,319	5,926,681
Transaction No. 10	53181692	Q03U	18,500,000	1/10/2007	7/16/2010	238,986	18,261,014
Transaction No. 11	53181693	Q03V	18,500,000	1/10/2007	8/16/2010	315,274	18,184,726
Transaction No. 12	53197510	Q03W	20,633,000	2/27/2007	9/16/2010	352,513	20,280,487

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Exhibit S

To:	Credit Suisse Capital LLC Eleven Madison Avenue New York, NY 10010
From:	Anschutz Company 555 17th Street Suite 2400 Denver, CO 80202

Re:	Early Settlement of Share Forward Sale Transactions

Date:	November 12, 2009

Dear Sir or Madam,

The purpose of this letter agreement (this “Early Settlement Agreement”) is to confirm the terms and conditions upon which we have agreed to the early settlement of certain share forward sale transactions in respect of the common stock, par value USD 0.01, of Qwest Communications International Inc. (“Common Stock”) that are governed by the Master Stock Purchase Agreement, dated May 2, 2001, among Anschutz Company (“Seller”), Credit Suisse Capital LLC (formerly known as Credit Suisse First Boston Capital LLC) (“Buyer”) and Credit Suisse Securities (USA) LLC (formerly known as Credit Suisse First Boston LLC) (as amended, supplemented or modified, from time to time, and including any Transaction Schedule, Pricing Schedule, and exhibit thereto, the “Master Stock Purchase Agreement”), which transactions are identified in Schedule 1 attached hereto (each a “Transaction” and together the “Transactions”).  Capitalized terms used but not defined herein will have the meanings ascribed to them in the Master Stock Purchase Agreement, the Pledge Agreement dated May 2, 2001 (“Pledge Agreement No. 1”)  and the Pledge Agreement dated May 16, 2001 (“Pledge Agreement No. 2”) (each as amended, supplemented or modified, from time to time), each among Anschutz Company, Wilmington Trust Company and Credit Suisse Capital LLC  (Pledge Agreement No. 1 and Pledge Agreement No. 2 together, the “Pledge Agreements”), the Share Lending Agreement dated January 31, 2002 with respect to a maximum number of shares equal to 3,736,000 (“Share Lending Agreement No. 1”) and Share Lending Agreement dated January 31, 2002 with respect to a maximum number of shares equal to 2,339,000 (“Share Lending Agreement No. 2”) (each as amended, supplemented or modified, from time to time), each between Credit Suisse Capital LLC and Wilmington Trust Company, as agent on behalf of Anschutz Company (Share Lending Agreement No. 1 and Share Lending Agreement No. 2 together, the “Share Lending Agreements”, and together with the Master Stock Purchase Agreement and the Pledge Agreements, the “Transaction Agreements”), as applicable.

In consideration of the mutual promises, covenants and undertakings contained in this Early Settlement Agreement and the Loan Termination Agreement dated the date hereof among Seller, Buyer and Credit Suisse Securities (USA) LLC (the “Loan Termination Agreement”) and

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other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned parties to this Early Settlement Agreement hereby agree as follows:

1.             Conditions to Effectiveness.  This Early Settlement Agreement shall become effective upon execution and delivery of the Loan Termination Agreement.

2.             Early Settlement of Transactions.  Notwithstanding anything to the contrary in the Transaction Agreements, the provisions of Section 2 of the Master Stock Purchase Agreement shall apply as follows:

(a)           Seller’s aggregate delivery obligations under Section 2.02 of the Master Stock Purchase Agreement with respect to the Transactions shall be satisfied in whole by delivery to Buyer of 5,970,449 shares of Common Stock (the “Early Settlement Shares”). The Settlement Date for such delivery shall be November 12, 2009.

(b)           The delivery obligations of Seller pursuant to this paragraph 2 shall be satisfied in manner specified in the Loan Termination Agreement. Upon effectiveness of this Early Settlement Agreement, Buyer and Seller shall each be released and discharged from all duties and obligations with respect to the Transactions under the Transaction Agreements and their respective rights with respect thereto cancelled, except that Buyer shall remain obligated to transfer the Net Settlement Shares (as defined in the Loan Termination Agreement) to Seller as provided in the Loan Termination Agreement.

3.             Release of Collateral.  Effective upon the Termination Date, the Net Settlement Shares and any other Collateral under the Pledge Agreements shall be immediately and fully released and discharged from the security interest in such Net Settlement Shares and other Collateral created under the Pledge Agreements and shall be returned to Seller in accordance with the Loan Termination Agreement and such instructions as Seller may give to Collateral Agent. Buyer shall cooperate with Seller to give such instructions to Collateral Agent and make such filings as may be necessary to give effect to the provisions of this Early Settlement Agreement and the Loan Termination Agreement.

4.             Representations.  Each party hereto hereby represents and warrants that its signature to this Early Settlement Agreement has been duly authorized by all necessary corporate action on its part and that the officer or other agent executing this Early Settlement Agreement on its behalf has the authority to execute the same and to bind it to the terms and conditions of this Early Settlement Agreement.  Seller hereby makes the representations set forth in Section 4.01(a), (b) and (c) of the Master Stock Purchase Agreement, and Buyer hereby makes representations set forth in Section 4.02 (b) and (c) of the Master Stock Purchase Agreement, in each case as of the date hereof with each reference in such representations to the Transaction Agreements being deemed to refer to this Early Settlement Agreement.  In addition, Buyer represents that, as of the date hereof, it has been duly established and is validly existing as a limited liability company in good standing under the laws of the State of Delaware.

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5.             Governing Law.  This Early Settlement Agreement shall be governed by and construed in accordance with the substantive law of the State of New York, without reference to its choice of law doctrine.

6.             Entire Agreement.  This Early Settlement Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior discussions, agreements, and understandings of the parties with respect to such subject matter.  This Agreement shall not be amended, supplemented, changed, rescinded or modified, nor can any provision hereof be waived or terminated except by a written instrument signed by the parties.

7.             Counterparts.  This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original instrument and all such counterparts together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS.]

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IN WITNESS WHEREOF, the parties have caused this Early Settlement Agreement to be executed by their duly authorized and empowered representatives on the date stated above.

ANSCHUTZ COMPANY		CREDIT SUISSE CAPITAL LLC

By:	/s/ Scott T. Carpenter	By:	/s/ Shui Wong
	Name: Scott T. Carpenter		Name: Shui Wong
	Title: Vice President		Title: Authorized Signatory

		By:	/s/ Marisa Scauzillo
Name: Marisa Scauzillo
Title: Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

as Agent

		By:	/s/ Shui Wong
Name: Shui Wong
Title: Vice President

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Schedule 1

	CS Reference no.	Tranche Notice Date	Base Amount
Transaction No. 1	Q###03A	May 16, 2001	3,736,000 shares
Transaction No. 2	Q###03B	May 18, 2001	1,561,000 shares
Transaction No. 3	Q###03C	June 1, 2001	778,000 shares

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Exhibit T

To:	Credit Suisse Capital LLC Eleven Madison Avenue New York, NY 10010
From:	Anschutz Company 555 17th Street Suite 2400 Denver, CO 80202

Re:	Termination of Stock Loans

Date:	November 12, 2009

Dear Sir or Madam,

The purpose of this letter agreement (this “Loan Termination Agreement”) is to confirm the terms and conditions upon which we have agreed to terminate certain share loans in respect of the common stock, par value USD 0.01, of Qwest Communications International Inc. (“Common Stock”) that are outstanding under the Share Lending Agreement dated January 31, 2002 with respect to a maximum number of shares equal to 3,736,000 (“Share Lending Agreement No. 1”) and Share Lending Agreement dated January 31, 2002 with respect to a maximum number of shares equal to 2,339,000 (“Share Lending Agreement No. 2”) (each as amended, supplemented or modified, from time to time), each between Credit Suisse Capital LLC (formerly known as Credit Suisse First Boston Capital LLC) and Wilmington Trust Company, as agent on behalf of Anschutz Company (Share Lending Agreement No. 1 and Share Lending Agreement No. 2 together, the “Share Lending Agreements”).

Capitalized terms used but not defined herein will have the meanings ascribed to them in the Share Lending Agreements, the Master Stock Purchase Agreement, dated May 2, 2001, among Anschutz Company (“Seller”), Credit Suisse Capital LLC  (“Buyer”) and Credit Suisse Securities (USA) LLC (formerly known as Credit Suisse First Boston LLC) (as amended, supplemented or modified, from time to time, and including any Transaction Schedule, Pricing Schedule, and exhibit thereto, the “Master Stock Purchase Agreement”), the Pledge Agreement dated May 2, 2001 (“Pledge Agreement No. 1”) and the Pledge Agreement dated May 16, 2001 (“Pledge Agreement No. 2”) (each as amended, supplemented or modified, from time to time), each among Anschutz Company, Wilmington Trust Company and Credit Suisse Capital LLC (Pledge Agreement No. 1 and Pledge Agreement No. 2 together, the “Pledge Agreements”, and together with the Master Stock Purchase Agreement and the Share Lending Agreements, the “Transaction Agreements”), as applicable.

In consideration of the mutual promises, covenants and undertakings contained in this Loan Termination Agreement and the Early Settlement Agreement dated the date hereof among Anschutz Company (“Seller”), Credit Suisse Capital LLC (“Buyer”) and Credit Suisse

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Securities (USA) LLC (the “Early Settlement Agreement”) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned parties to this Agreement hereby agree as follows:

1.             Conditions to Effectiveness.  This Loan Termination Agreement shall become effective upon execution and delivery of the Early Settlement Agreement.

2.             Termination of Loans.  The outstanding Tranches and Loans under the Share Lending Agreements in respect of, in the aggregate, 6,075,000 shares of Common Stock are hereby terminated.  The Termination Date for such termination shall be November 12, 2009.  Upon effectiveness of this Loan Termination Agreement, Buyer, Seller and Collateral Agent shall each be released and discharged from all duties and obligations under the Share Lending Agreements and their respective rights thereunder cancelled, except that Buyer shall remain obligated to transfer to Seller the Loaned Shares in the manner specified in paragraph 3 hereof.

3.             Netting of Share Delivery Obligations; Transfer of Loaned Shares.  Buyer shall transfer the Loaned Shares to Seller on the Termination Date in the manner specified in Section 13 of the Share Lending Agreements and shall deliver shares of Common Stock that are not subject to any Transfer Restrictions (as defined in the Master Stock Purchase Agreement) in the hands of Buyer immediately prior to Buyer’s transfer of such shares of Common Stock to Seller.  Buyer and Seller agree that Buyer’s obligation to deliver the Loaned Shares shall be netted and offset against Seller’s obligations to deliver Common Stock to Buyer under the Early Settlement Agreement with the result that Seller’s obligations thereunder to deliver the Early Settlement Shares (as defined in the Early Settlement Agreement) shall be automatically satisfied and discharged upon the effectiveness of this Loan Termination Agreement and Buyer’s obligation to deliver the Loaned Shares shall be replaced by an obligation to deliver 104,551 shares of Common Stock (the “Net Settlement Shares”) to the account of Seller set forth below.

Seller’s account for delivery of Net Settlement Shares:

JP Morgan Chase Bank,

DTC Participant Number 902,

FFC to Account Number P72500,

for Account Number PBD#Q32415004 for Anschutz Company

4.             Representations.  Each party hereto hereby represents and warrants that its signature to this Loan Termination Agreement has been duly authorized by all necessary corporate action on its part and that the officer or other agent executing this Loan Termination Agreement on its behalf has the authority to execute the same and to bind it to the terms and conditions of this Loan Termination Agreement.  Seller hereby makes the representations set forth in Section 4.01(a), (b) and (c) of the Master Stock Purchase Agreement, and Buyer hereby makes representations set forth in Section 4.02 (b) and (c) of the Master Stock Purchase Agreement, in each case as of the date hereof with each reference in such representations to the Transaction Agreements being deemed to refer to this Loan Termination Agreement.  In addition, Buyer represents that, as of the date hereof, it has been duly established and is validly existing as a limited liability company in good standing under the laws of the State of Delaware.

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5.             Governing Law.  This Loan Termination Agreement shall be governed by and construed in accordance with the substantive law of the State of New York, without reference to its choice of law doctrine.

6.             Entire Agreement.  This Loan Termination Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior discussions, agreements, and understandings of the parties with respect to such subject matter.  This Loan Termination Agreement shall not be amended, supplemented, changed, rescinded or modified, nor can any provision hereof be waived or terminated except by a written instrument signed by the parties.

7.             Counterparts.  This Loan Termination Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original instrument and all such counterparts together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS.]

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IN WITNESS WHEREOF, the parties have caused this Loan Termination Agreement to be executed by their duly authorized and empowered representatives on the date stated above.

ANSCHUTZ COMPANY		CREDIT SUISSE CAPITAL LLC

By:	/s/ Scott T. Carpenter	By:	/s/ Shui Wong
	Name: Scott T. Carpenter		Name: Shui Wong
	Title: Vice President		Title: Authorized Signatory

		By:	/s/ Marisa Scauzillo
Name: Marisa Scauzillo
Title: Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

as Agent

		By:	/s/ Shui Wong
Name: Shui Wong
Title: Vice President

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